SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-102)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. ___)*


                        GENUTEC BUSINESS SOLUTIONS, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   37250 F 105
                                 (CUSIP Number)

                            SEAVIEW MEZZANINE FUND LP
                               509 MADISON AVENUE
                               NEW YORK, NY 10022
                                 (212) 774-3655
                             ATTN: DAVID S. MONTOYA

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   02/27/2007
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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1       NAME OF REPORTING PERSON
        SEAVIEW MEZZANINE FUND LP

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 920186826

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 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                     (b) [x]
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 3      SEC USE ONLY

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 4      SOURCE OF FUNDS (See Instructions)

        OO (SEE ITEM 3)
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 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
        PURSUANT TO ITEMS 2(d) or 2(e)

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 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
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NUMBER OF SHARES                    7      SOLE VOTING POWER
BENEFICIALLY OWNED BY                      106,425,732
EACH REPORTING PERSON              ------------------------------------------
WITH                                8      SHARED VOTING POWER
                                           0
                                   ------------------------------------------
                                    9      SOLE DISPOSITIVE POWER
                                           106,425,732
                                   ------------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           0
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        106,425,732
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                          [ ]
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        80.56%
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14      TYPE OF REPORTING PERSON (See Instructions)

        PN
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

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ITEM 1.   SECURITY AND ISSUER.
This statement on Schedule 13D relates to the common stock, par value $.01 per share ("Common Stock"), of GenuTec Business Solutions, Inc., a Montana corporation (the "Issuer"). The principal executive offices of the Issuer are located at 28202 Cabot Road, Suite 650, Laguna Niguel, CA 92677

ITEM 2.   IDENTITY AND BACKGROUND.

Seaview Mezzanine Fund LP ("Seaview") is a limited partnership organized under the laws of Delaware. Seaview GP, LLC, a limited liability company organized under the laws of Delaware, is the general partner of Seaview. The principal business office address of Seaview is 509 Madison Avenue, New York, New York 10022. The principal business of Seaview is investing in securities of other companies.

Seaview has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On February 27, 2007, pursuant to that certain Preferred Stock Purchase Agreement (the "Preferred Stock Purchase Agreement") by and among the Issuer and Seaview, Seaview exchanged its Senior Secured Notes of the Issuer in the amount of $5,150,850, including accrued interest thereon, for 51,508 shares of Series B Preferred Stock of the Issuer.

ITEM 4.   PURPOSE OF TRANSACTION.

Seaview acquired its current holdings of the Issuer for investment purposes.

          (a) Seaview may, from time to time, make additional purchases of securities of the Issuer or may take other actions depending upon its evaluation of the Issuer's business, prospects and financial condition, the market for the Issuer's Common Stock, other opportunities available to Seaview, general economic and stock market conditions and other factors. Depending upon such factors, Seaview may also decide to hold or dispose of all or part of its investment.

          (b) Except as described in Item 4(i) below, Seaview presently has no plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

          (c) Seaview presently has no plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

          (d) Pursuant to the Restructuring Agreement and Amendment No. 4 to Note Purchase Agreement (the "Restructuring Agreement"), by and between the Issuer, Seaview and Technology Investment Capital Corp., a Maryland corporation ("TICC"), dated as of February 27, 2007, the number of directors constituting the Board of Directors (the "Board") was reduced from eight to five and the Board shall consist of Lee J. Danna, Tony Roth and three persons designated as directors by Seaview. On February 27, 2007 all members of the Board, except Lee
J. Danna and Tony Roth, resigned. On February 28, 2007, Lee J. Danna resigned from the Board.

          (e) Pursuant to the Preferred Stock Purchase  Agreement  (described in
Item 3), the Issuer shall distribute as a dividend to each holder of Common Stock, warrants or other rights to acquire a number of additional shares of Common Stock equal to 50% of the number of shares of Common Stock then held by such stockholder, each such warrant or other right (i) to have a ten year term, and to be initially exercisable after the first anniversary of the date of issuance thereof, and (ii) to have an exercise price per share of Common Stock purchasable thereunder equal to three (3) times the initial conversion price per share of the Series B Preferred Stock.

          (f) Except as described in Item 4(i) below, Seaview presently has no plans or proposals that relate to or would result in any other material change in the Issuer's business or corporate structure;

          (g) Seaview presently has no plans or proposals that relate to or would result in any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person.

          (h) Except as described in item 4(i) below, Seaview presently has no plans or proposals that relate to or would result in any class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) Pursuant to the Preferred Stock Purchase Agreement, Seaview plans to complete a transaction that has the effect of reducing the number of holders of Common Stock to a number fewer than 250.

          (j) Seaview presently has no plans or proposals that relate to any action similar to any of those enumerated above


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) Seaview may be deemed the beneficial owner of 106,425,732 shares of Common Stock (based on ownership by Seaview of 51,508 shares of preferred stock, par value $.0001, which are convertible into 106,425,732 shares of Common Stock), which represents approximately 80.56% of the Common Stock outstanding on an as converted basis. The percentage of shares of Common Stock reported beneficially owned by the Reporting Person is based upon 25,674,932 shares of Common Stock outstanding as of December 31, 2006. Beneficial ownership has been determined in accordance with the rules of the Securities and Exchange Commission.

          (b) The information contained on the cover pages hereto is hereby incorporated by reference to this Item 5(b).

          (c)  Except  as  described  herein,   Seaview  has  not  effected  any
transactions with respect to the Issuer within the past sixty days.

          (d) Not Applicable.

          (e) Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          a) See the  description of the Preferred  Stock Purchase  Agreement in
Item 3 above, which is incorporated herein by reference.

          b) See the description of the Restructuring Agreement in Item 3 above, which is incorporated herein by reference


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

The Preferred Stock Purchase Agreement between the Issuer and Seaview, dated as of February 27, 2007, is filed hereto as Exhibit 99.1.

The Restructuring Agreement between the Issuer, Seaview and TICC, dated as of February 27, 2007, is filed hereto as Exhibit 99.2.

                                    SIGNATURE
                                    ---------


          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 8, 2007



                                         Seaview Mezzanine Fund LP

                                         By:  Seaview GP, LLC,
                                              its General Partner

                                         By: /s/ David Montoya
                                             ---------------------------------
                                             Name: David Montoya
                                             Title: Member, Managing Director

                                  EXHIBIT INDEX


Exhibit 99.1  Preferred Stock Purchase Agreement (filed herewith).

Exhibit 99.2 The Restructuring Agreement and Amendment No. 4 to Note Purchase Agreement (filed herewith).